Exhibit 3.6

First Amendment to the Bylaws of Pacific Webworks, Inc.

The Board of Directors of Pacific Webworks, Inc. a Nevada corporation, by this unanimous written action, amends the Bylaws of the corporation which were adopted March 11, 1999, and does so in accordance with the provisions of Section 8.3 of those Bylaws and of NRS § 78.120(2), as follows:

Article 5, Indemnification of directors, officers, agents, and employees is amended by adding to it the following new Section 5.5:

5.5 Further Specifications. Without limiting the generality of the foregoing provisions of this Article 5, the following provisions are to add some additional specificity to the application of such provisions.

5.5.1 Directors. Each director shall be indemnified by the corporation against any liability or expense to the full extent allowed by law, including the allowable indemnity described at NRS § 78.7502(1) and (2), the mandatory indemnity described at NRS § 78.7502(3), the advance of expenses described at NRS § 78.751(2), and court ordered indemnity described at NRS §§ 78.7502(2) or 78.751, or otherwise available under law. The approval procedures required by NRS § 78.751(1) and (2) applicable to indemnity or advances for directors shall apply.

5.5.2 Officers, fiduciaries, and agents. Each officer, fiduciary, or agent to the extent serving in the capacities described below, shall be entitled to allowable indemnity, mandatory indemnity, advancement of expenses, and court ordered indemnity to the same extent as a director.

(a) Officers, Fiduciaries, Agents. Further, all officers and also all fiduciaries and agents acting as bankruptcy managers and restructuring advisors who are not directors shall be entitled to all the indemnity and advancement of expenses described above and to the additional indemnity against liability and expenses, and to the additional advancement of expenses, to the full extent not contrary to public policy, as provided by this bylaw Article 5, by vote of stockholders or disinterested directors, or by agreement, including any bankruptcy management agreement or similar agreement. See NRS § 78.751(3).

(b) Officers and bankruptcy managers and restructuring advisors. Without limiting the generality of the foregoing provisions, all officers and all persons who provide service as bankruptcy managers and restructuring advisors, including the principals, employees, representatives, and agents of any bankruptcy manager or restructuring advisor, shall be indemnified by the corporation against any liability or expense and against any loss of any kind and shall be entitled to the advance from the corporation of any expenses (“Indemnifiable Loss”) arising out the matters described in this Section 5.5.2(b) or described in any written agreement between the corporation and the person (which term includes organizations) claiming indemnity or advances. The matters out of which indemnity and advances can arise under any part of Section 5.5.2 of this bylaw Article 5 include, but are not limited to, any Indemnifiable Loss arising out of or in connection with any bankruptcy management agreement or similar written agreement, or the services provided by the officer or by persons providing services as a bankruptcy manager or restructuring advisor (including its principals, employees, representatives, or agents) under any such agreement, or the services of such persons in any bankruptcy administration, reorganization, or restructuring of the corporation or any affiliates of the corporation. Such indemnity and expense advance protections for such officers and persons described above do not apply where the officer or person is subject to a final adjudication establishing that such officer’s or person’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action. See NRS § 78.751(3)(a).

5.5.3 Exoneration. Further, to the full extent allowable by law, unless limited by written agreement, the corporation shall prospectively release and shall exonerate and hold harmless the officers and persons described in Section 5.5.2(b) above, and otherwise relieve them of responsibility, from and with respect to claims or potential liability, including damages or injury to property or persons, which may be sustained by the corporation, its bankruptcy estate, or any other persons in connection with such an agreement or the management or advisory services described above, including damages and injury caused by the negligence or carelessness of such officers or of such persons described above acting as bankruptcy manager or restructuring advisor. The persons performing services as bankruptcy manager or restructuring advisor shall have no responsibility or liability in connection with securities law or reporting. The foregoing release, exoneration, and hold harmless provisions do not apply to gross negligence or willful misconduct.

5.5.4 Testimony. The corporation shall reimburse reasonable out of pocket expenses and compensate any officer or any person performing services as bankruptcy manager or restructuring advisor at their regular hourly compensation rates, including rates at which services are charged to clients or third persons (where applicable), where such officer or person is required or requested to testify at any time, including after the expiration or termination of any office or of any bankruptcy management agreement or of any services under such agreement, at or in connection with any administrative or judicial proceeding relating to any services as an officer or person providing bankruptcy management or restructuring advisory services.

5.5.5 General Intent. It is the intention of this Article 5 that officers of the corporation, to the full extent allowable by law, shall have indemnity and expense advancement protection and shall have release and exoneration protection, to the fullest extent allocable for directors or officers, and to the extent the law allows additional protection for officers, the officers shall be entitled to it, and that any person providing bankruptcy management or restructuring advisory services shall have the same broad and comprehensive protection as such officers have.

This First Amendment to the Bylaws of Pacific Webworks, Inc. was unanimously adopted by the Board of Directors of the Corporation the 21 day of April, 2016.

/s/ K. Lance Bell	/s/ Derald Miller
Director	Director
Printed Name: K. Lance Bell	Printed Name: Derald Miller